FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of February 2005


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Media
Information


                                 15 February 2005

                         BG Group Strategy Presentation

                        BG Group Lifts Earnings Potential


In conjunction with its fourth quarter and full year results, BG Group will today hold a presentation on the Group's strategy, raising its previous projections for growth to the end of the decade and beyond. The event will be hosted by Sir Robert Wilson, Chairman, Frank Chapman, Chief Executive and Ashley Almanza, Chief Financial Officer.

A webcast of the event can be accessed live at 2.00pm via the BG Group website (www.BG-Group.com), after which a recording of the webcast and a copy of the slide presentation will be available at this site.

Speaking today, BG Chief Executive Frank Chapman said: "One year ago BG Group made the case that with its existing assets and firm projects in its business plan to 2009, it would aim to deliver exceptional earnings growth to the end of the decade. I'm pleased to say that the picture looks even better twelve months on. By enhancing the value of some of our existing assets, accelerating the delivery of some key projects and creating some significant new opportunities, we have improved the outlook for 2009 and identified more options for the longer term - beyond 2009."

Key points from the presentation

   - BG is on track to deliver its 2006 targets and has increased its 2006 E& P volume target from 530,000 barrels of oil equivalent per day (boed) to 580,000 boed and its 2006 LNG volume target from 6.6 million tonnes per annum (mtpa) to 6.9 mtpa

   - Capex in 2004 to 2006 will amount to GBP3.6 billion. For 2005 to 2006 the total spend will be GBP2.4 billion;

   - BG's 2006 target for return on average capital employed (ROACE) has increased from 13% to between 13% and 14% at $23 per Brent barrel;

   - Today's updated aim for earnings growth to 2006 and 2009 is considerably higher than that presented in February 2004. This added value has come from underlying improvements across the entire business together with acquisitions in the last 12 months;

   - A number of key areas have underpinned BG's improved outlook to 2009, including:

1. The UK North Sea - Due to a series of enhancements, a number of BG's key North Sea fields will increase production - by around 20,000 boed - which will push back the point of production decline beyond 2007;

2. India - BG has made a number of valuable improvements to its Panna, Mukta Tapti assets since their acquisition in 2001. By the end of 2004, gas production amounted to 380 million standard cubic feet per day (mmscfd), an increase of 45% since their acquisition. A further 400 mmscfd will be added by 2008. Despite four years of production, proved and probable reserves have been maintained at the same level as they were on acquisition;

3. Egypt - Egyptian LNG has been accelerated and Train 1 will now be onstream three months early while Train 2 will be operational six months early. Supply to these two trains has also been accelerated. BG's new Damietta supply and LNG off-take deals together with its increased stake in Rosetta demonstrate how it is enhancing and building around its existing asset base;

4. Trinidad - Atlantic LNG Train 4 will become operational towards the end of 2005, supplied by a new horizon beneath the current producing Dolphin field. Reserves at Dolphin have almost trebled from 1.1 trillion cubic feet (tcf) initial reserves in 1996 to 2.9 tcf initial reserves today.
The acquisition of the Central Block will also improve the Group's position - production, which is expected to increase from 20 mmscfd to 65 mmscfd in mid-2006, will go to ALNG Train 4 from the second quarter of 2006. Further Central Block expansions are planned to be onstream by the end of 2009;

5. LNG - BG has the projects and plans in place to extend its position as the leading Atlantic Basin LNG player. The Group is enhancing its US market supply hubs, including the Cypress pipeline project which will connect Elba Island to the high value markets in Georgia and North Florida. In Europe, the UK 's Dragon LNG project is expected to be operational in 2007 while Italy's Brindisi LNG project is scheduled to be onstream in 2008. The Group has made significant progress on the supply side, adding an average of 0.7 mtpa of BG volumes from Damietta in Egypt for five years and, more recently, a further 0.7 mtpa of LNG from the same plant. BG expects to cover its growing import capacity in 2005, 2006 and 2007 with, at present, some available capacity beyond, which can anchor new projects;

6. Brazil - Comgas continues to grow rapidly with profits up by 38% in 2004. BG expects rates of compound annual volume growth of around 8% to 2009 and improved margins, driven by the higher margin commercial and residential sectors;

7. Acquisitions - Canada - Since the acquisition of its Canadian assets, BG has confirmed the acquisition reserves and increased the prospect inventory by 25% to around 100 prospects. Ten wells have been drilled to date of which seven have found gas bearing reservoirs and are in the process of evaluation or tie-in;

     - BG is pursuing a number of additional growth opportunities beyond its business plan which could sustain growth beyond 2009. These opportunities will be based upon the further enhancement of existing assets, capturing the growth potential of LNG and creating value via exploration. Specifically, these opportunities include:

1. UK North Sea - BG will continue to target new blocks adjacent to existing hubs and infrastructure during licensing rounds and continue to make acquisitions that strengthen its position, including plays across the median line in Norwegian waters;

2. Kazakhastan - Karachaganak will continue to be a powerful contributor in the next decade and has the potential to deliver a total of 1.5 to 2 billion cubic feet per day (bcfd) of gas production. BG is working with its partners and the government to realise the field's full potential through debottlenecking, accessing added value from Western markets via the Atyrau-Samara pipeline, building new condensate processing trains and moving forward the gas project;

3. Trinidad - 'Debottlenecking' Atlantic LNG Trains 1, 2 and 3 would create additional capacity equivalent to a small train and could come onstream in 2008. Supply for additional capacity could also come from equity gas in the Dolphin field where BG has recently established a further 600 bcf of unbooked resources. Supply could also come from the Pointsettia Deep discovery, which is estimated to contain 200 to 300 bcf or from a significant new gas discovery at the Manatee field adjacent to the median line with Venezuela;

4. LNG - BG is already working on options in its current portfolio to expand its LNG capacity from 21 mtpa today to between 35 and 40 mtpa by the middle of the next decade. New opportunities on the supply side could include debottlenecking and adding new trains at Atlantic LNG and Egyptian LNG together with a number of short and medium term supply deals currently under negotiation. The Group is also evaluating potential new LNG sources of equity supply in West Africa, South America and the Middle East;

5. Exploration - BG is now acquiring and working the acreage it needs to drive growth into the next decade. The Group is committed to adding to the value of its prospect inventory and has added 21% compound annual growth to the risked value of its inventory between 2000 and 2004. BG's Exploration and Appraisal (E&
A) activity will increase significantly in 2005 with around 50 E&A wells planned compared to 28 in 2004.
                                     -ends-


 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.


Cautionary note to US investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release such as "proved and probable reserves", "initial reserves" and "unbooked resources", that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive, Reading RG6 1PT. You may read and copy this information at the SEC's public reference room, located at 450 Fifth Street NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also avail able at the internet website maintained by SEC at http://www.sec.gov

Notes to Editors:

BG Group plc works across the spectrum of the gas chain. Active on five continents in some 21 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

Enquiries:

Communications                           +44 (0) 118 929 3717

Out of hours media mobile:               +44 (0) 791 718 5707

Investor Relations                       +44 (0) 118 929 3025

Website: www.bg-group.com

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 15 February 2005                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary